Exhibit (14)(d)

[LETTERHEAD OF SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY]

September 22, 2010

[Customer Name]

[Street Address]

[City, State, Zip]

RE: [Contract Number]

Dear [Customer Name]:

On December 18, 2009, Southern Farm Bureau Life Insurance Company (“SFBLI”) mailed                                                   (“the Company”) a letter regarding our decision to discontinue the sale of variable insurance products. At that time, we also informed the Company of a transition in the servicing of its existing variable contract to our home office in Jackson, Mississippi.

Because of our decision to discontinue selling variable insurance products we are making available to the Company a one-time bonus offer (“OFFER”) to either exchange the variable contract for another policy that SFBLI offers, replace it for another company’s product, or else surrender the variable contract without a surrender charge. The details of this OFFER follow.

The Company is the owner of a tax-deferred annuity contract that is being used to fund a defined benefit plan pursuant to the requirements of Internal Revenue Code (“IRC”) Section 401(a) and the regulations thereunder. The contract purchased in connection with the Company’s defined benefit plan will be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the contract. The rules regarding qualified plans are complex, including the rules regarding the exchange of an annuity contract funding a qualified plan for another annuity contract funding a qualified plan. SFBLI will not be responsible for determining whether an exchange or replacement of the annuity for another annuity pursuant to this OFFER satisfies the tax rules regarding such exchanges.

Please read this letter carefully and discuss how this OFFER may benefit the Company with the Company’s financial advisor, tax advisor, or other investment professional. Call us at 1-800-237-2514 to discuss mechanics of or questions about the OFFER. This OFFER is available only through December 15, 2010.

•                  Why is SFBLI no longer offering variable insurance products?

SFBLI offered variable insurance products — a variable annuity contract and a variable life insurance policy - for approximately ten years. When we entered this market, we thought these were products that our customers wanted as part of their overall financial strategy. As you are well aware, intervening events in the economy and the financial markets have affected client decisions regarding the types of products they desire. Decisions of our customers ultimately shape our company’s decision for offering a particular product at a particular time.

We designed our variable insurance products to provide retirement security combined with the potential for growth, and we believe they are sound investments that offer unique features and opportunities for investors. While many of our customers, including the Company, took advantage of these investment products, overall they were selected by fewer of our customers than we expected. Therefore, we concluded in late 2009 to discontinue selling these products.

•                  Why is SFBLI offering a bonus if the Company exchanges, replaces or surrenders the contract?

SFBLI is making this OFFER as part of our continuing process to discontinue our variable product operations. We ceased selling new variable contracts as of the close of business December 31, 2009.  We have continued to serve our existing customers from our home office in Jackson, Mississippi.  We value the Company’s continued patronage, and we know that the personal service you receive is an important part of the Company’s decision to do business with SFBLI.  We strongly urge the Company to consider this OFFER and to contact its financial advisor, tax advisor, or one of our account representatives at our home office to discuss how this OFFER may benefit the Company.

The OFFER

Our records indicate that the Company currently owns a Flexible Premium Deferred Variable Annuity (“VA”) contract that is being used to fund a defined benefit plan that is qualified under IRC Section 401(a). The benefits available to the Company if it exchanges, replaces or surrenders the VA contract under the OFFER include:

1) Waiver of surrender charges; and

2) Bonus payment of 25% of your accumulated value, calculated as of August 31, 2010, subject to a minimum of $250.00 and a maximum of $1,000.00.

How does the Company decide whether to accept the OFFER?

What is best for the Company depends upon its particular circumstances. SFBLI cannot recommend the most suitable course of action for the Company based upon its individual financial objectives.  However, we are happy to answer any questions the Company may have regarding this OFFER.  Please consult with the Company’s financial advisor, tax advisor, or other investment professional who can help ensure that the Company has sufficient facts necessary to help it make an informed decision. Set out below are several facts that the Company may want to keep in mind when making its decision:

•                  The OFFER does not limit the Company’s rights under its VA contract, including its right to do nothing. However, by doing nothing, the Company will not receive the benefits of the OFFER, since it will continue to be invested in the variable subaccount or DIO options available under the existing VA contract.

•                  The OFFER applies to all premiums received as of August 31, 2010. Any premiums received after this date will not be eligible for the bonus calculation. Similarly, partial withdrawals made after August 31, 2010, will decrease the amount the Company will receive under this OFFER by the amount of the partial withdrawal, but will not affect the bonus calculation made as of August 31, 2010.

•                  If the Company accepts the OFFER, it may no longer invest in the variable subaccount options currently available under the VA contract.

•                  The Company will not incur surrender charges if it accepts the OFFER.

•                  The current minimum guaranteed interest rate paid on amounts allocated to the DIO is three percent (3%). Please note that rates actually paid may be higher, but are subject to change at the discretion of SFBLI in accordance with the VA contract.

•                  If the Company is considering a tax free exchange to avoid tax consequences, please remember that annuities are not all alike. The Company should carefully consider the features of its VA contract with those of a fixed annuity contract with us or an annuity contract with another company in which the Company may be interested. The Company should also consult its tax advisor to assure that it complies with the qualified plan rules regarding exchanges of annuities that are used to fund qualified plans.

•                  SFBLI is no longer offering VA contracts and does not offer any other variable insurance product.

•                  An exchange, replacement or surrender of the VA contract will result in termination of the VA contract, including any future benefits available thereunder. Since the VA contract is funding a qualified plan, receiving all or part of the contract value could disqualify the plan or result in tax penalties.

•                  How and by when must the Company accept the OFFER?

If the Company wishes to accept this OFFER to surrender the contract, please complete and return the enclosed Response Form and Request for Policy Surrender form in the enclosed, yellow, postage pre-paid envelope, but in any case no later than December 15, 2010.  Depending upon which option the Company selects on the Response Form, the Company may need to submit additional forms. Regardless of the Company’s decision to exchange, replace or surrender the contract, or simply to do nothing, the Company should carefully consider all the facts and weigh the OFFER to determine whether it is suitable to fulfill its insurance and financial needs at this time.

Please respond directly to us.  If the Company is considering a tax-free exchange to one of our fixed annuity products or another company’s product, the Company must do this prior to selecting to surrender the qualified plan annuity to avoid tax consequences.

If the Company decides that it wants to exchange its qualified plan annuity for another product that SFBLI offers and that is suitable for its needs, the Company should carefully consider the features of other available products before submitting the proper forms and an application necessary to complete this transaction. If the Company decides to exchange for another SFBLI product, kindly return the Response Form with this option clearly marked, the completed Request for Policy Surrender form enclosed, application for new policy or contract, and any other required forms together in the enclosed yellow, postage pre-paid envelope.

If the Company decides that it wants to replace its qualified plan annuity with another company’s product, the Company should return the Response Form with this option clearly marked, the completed Request for Policy Surrender form, together with any forms provided to the Company by the other company that are necessary to complete this transaction in the enclosed yellow, postage prepaid envelope.

If the Company decides to surrender its qualified plan annuity and wants us to send the Company a check for the accumulated value, plus the bonus payment with surrender charges waived, simply return the Response Form with that option clearly marked, together with the completed Request for Policy Surrender form in the enclosed yellow, postage pre-paid envelope. Remember that this may disqualify your plan or result in tax penalties, so the Company should consult its tax advisor.

If the Company decides to do nothing, we ask that the Company return the Response Form with that option clearly marked in the enclosed yellow, postage pre-paid envelope as soon as possible.

If the Company needs more information than we have provided with this letter to help it make a fully informed decision regarding this OFFER, please call us at 1-800-237-2514 before December 15, 2010.

WE RESERVE THE RIGHT TO MODIFY THE TERMS OF THIS OFFER AT ANY TIME PRIOR TO THE RECEIPT OF THE COMPANY’S ACCEPTANCE AND OTHER INFORMATION NECESSARY TO PROCESS THE TRANSACTION.

Thank you again for placing your confidence in Southern Farm Bureau Life Insurance Company.

Joseph A. Purvis

Secretary

Enclosures (3): [Response Form, Request for Policy Surrender, Envelope]

RESPONSE FORM

VARIABLE ANNUITY CONTRACT

FUNDING DEFINED BENEFIT PLAN

LETTER OFFER

(Check One)

☐                                   ACCEPT and Exchange for SFBLI product. The Company hereby accepts the OFFER as described in SFBLI’s letter of September 22, 2010, and wants to exchange the VA contract funding the Company’s qualified plan for another product that SFBLI offers. The application for the new policy/contract is attached to this Response Form along with a completed Request for Policy Surrender form and any/all other required documents. Please waive any surrender charges applicable to the VA contract, add the bonus payment, as set forth in the OFFER, then process the application and issue the new SFBLI policy/contract using the value of my VA contract.

☐                                   ACCEPT and Replace with non-SFBLI product. The Company hereby accepts the OFFER as described in SFBLI’s letter of September 22, 2010, and wants to replace the VA contract funding the Company’s qualified plan with a product issued by another insurance company. Attached to this Response Form are all required documents necessary to complete the request to replace the VA contract. Please waive any surrender charges applicable to the VA contract, add the bonus payment, and send the value of the VA contract, as set forth in the OFFER, to the company noted in the attached documents.

☐                                   ACCEPT and Surrender. The Company hereby accepts the OFFER as described in SFBLI’s letter of September 22, 2010, and wants to surrender the VA contract funding the Company’s qualified plan. Please waive any surrender charges applicable to the VA contract, add the bonus payment, and send the Company a check for the value of the VA contract, as set forth in the OFFER. The completed Request for Policy Surrender is attached to this Response Form.

☐                                   No Change. The Company DOES NOT wish to accept the OFFER as described in SFBLI’s letter of September 22, 2010. The Company understands that it may not be granted any waiver of surrender charges or bonus payment options to exchange, replace or surrender the VA contract in the future.

The Company understands and agrees that all exchanges, replacements and surrenders are final and will result in the termination of the VA contract, including the termination of all rights and benefits thereunder. The Company further understands the tax consequences of accepting the OFFER, including the fact that a surrender of the VA contract could result in the disqualification of the qualified plan and may result in tax penalties.

Authorized Company Signature, Title

Print Name

VA Contract Number

********

On behalf of the Company, I hereby confirm to SFBLI that (Check One):

☐                                    I met with my Farm Bureau insurance agent,                                                               , on                           , 2010 to discuss the details of the OFFER that are contained in the OFFER letter dated September 22, 2010, and made the decision as noted above.

☐                                    I did not discuss this with my Farm Bureau insurance agent, but have personally reviewed the details of the OFFER that are contained in the OFFER letter dated September 22, 2010, and have made the decision as noted above.

Authorized Company Signature, Title

Print Name

VA Contract Number

Agent Signature

Print Name

Agent Code